SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Root, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77664L207

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 12

CUSIP #77664L207	Page 2 of 13

1	NAME OF REPORTING PERSONS Drive Capital Overdrive Fund I, L.P. (“DCOF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
112,469 shares, except that Drive Capital Overdrive Fund I (GP), LLC (“DCOF I GP”), the general partner of DCOF I, may be deemed to have sole power to vote these shares, Drive Capital, LLC (“DC”), the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Chris Olsen (“Olsen”), the member of DC, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

112,469 shares, except that DCOF I GP, the general partner of DCOF I, may be deemed to have sole power to dispose of these shares, and Olsen, the member of the investment committee of DCOF I GP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,469
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2% [1]
12	TYPE OF REPORTING PERSON PN

1 Based on 9,600,000 shares of Class A Common Stock outstanding as of October 27, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

CUSIP #77664L207	Page 3 of 13

1	NAME OF REPORTING PERSONS Drive Capital Overdrive Fund I (TE), L.P. (“DCOF I TE”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
54,382 shares, except that DCOF I GP, the general partner of DCOF I TE, may be deemed to have sole power to vote these shares, DC, the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Olsen, the member of DC, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

54,382 shares, except that DCOF I GP, the general partner of DCOF I TE, may be deemed to have sole power to dispose of these shares, and Olsen, the member of the investment committee of DCOF I GP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% [2]
12	TYPE OF REPORTING PERSON PN

2 9,600,000 shares of Class A Common Stock outstanding as of October 27, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

CUSIP #77664L207	Page 4 of 13

1	NAME OF REPORTING PERSONS Drive Capital Overdrive Ignition Fund I, L.P. (“DCOIF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,593 shares, except that DCOIF I GP, the general partner of DCOF Ignite I, may be deemed to have sole power to vote these shares, DC, the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Olsen, the member of DC, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,593 shares, except that DCOF I GP, the general partner of DCOIF I, may be deemed to have sole power to dispose of these shares, and Olsen, the member of the investment committee of DCOF I GP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% [3]
12	TYPE OF REPORTING PERSON PN

3 9,600,000 shares of Class A Common Stock outstanding as of October 27, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

CUSIP #77664L207	Page 5 of 13

1	NAME OF REPORTING PERSONS Drive Capital Overdrive Fund I (GP), LLC (“DCOF I GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

168,444 shares, of which 112,469 shares are directly owned by DCOF I, 54,382 shares are directly owned by DCOF I TE and 1,593 shares are directly owned by DCOIF I. DC, the manager of DCOF I GP, may be deemed to have sole power to vote these shares, and Olsen, the member of DC, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

168,444 shares, of which 112,469 shares are directly owned by DCOF I, 54,382 shares are directly owned by DCOF I TE and 1,593 shares are directly owned by DCOIF I. Olsen, the member of the investment committee of DCOF I GP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,444
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% [4]
12	TYPE OF REPORTING PERSON OO

4 9,600,000 shares of Class A Common Stock outstanding as of October 27, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

CUSIP #77664L207	Page 6 of 13

1	NAME OF REPORTING PERSONS Drive Capital, LLC (“DC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

168,444 shares, of which 112,469 shares are directly owned DCOF I, 54,382 shares are directly owned by DCOF I TE and 1,593 shares are directly owned by DCOIF I. Olsen, the member of DC, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,444
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% [5]
12	TYPE OF REPORTING PERSON OO

5 Based on 9,600,000 shares of Class A Common Stock outstanding as of October 27, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

CUSIP #77664L207	Page 7 of 13

1	NAME OF REPORTING PERSONS DC I Investment LLC (“DC I Investment”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,443,376 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, except that Chris Olsen, the managing director of DC I Investment, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,443,376 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, except that Chris Olsen, the managing director of DC I Investment, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1% [6]
12	TYPE OF REPORTING PERSON OO

6 9,600,000 shares of Class A Common Stock outstanding as of October 27, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, plus the number of shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Reporting Person.

CUSIP #77664L207	Page 8 of 13

1	NAME OF REPORTING PERSONS Chris Olsen (“Olsen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,443,376 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, all of which is directly owned by DC I Investment. Olsen, the managing director of DC I Investment, may be deemed to have sole power to vote these shares.

6	SHARED VOTING POWER.
168,444 shares, of which 112,469 shares are directly owned by DCOF I, 54,382 shares are directly owned by DCOF I TE and 1,593 shares are directly owned by DCOIF I. Olsen is a member of DC, which is the manager of DCOF I GP, which is the general partner of DCOF I, DCOF I TE and DCOIF I. Olsen may be deemed to have sole power to vote these shares.
7

SOLE DISPOSITIVE POWER

1,443,376 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock that can be converted at any time, all of which is directly owned by DC I Investment. Olsen, the managing director of DC I Investment, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER.

168,444 shares, of which 112,469 shares are directly owned by DCOF I, 54,382 shares are directly owned by DCOF I TE and 1,593 shares are directly owned by DCOIF I. Olsen is a member of the investment committee of DCOF I GP, which is the general partner of DCOF I, DCOF I TE and DCOIF I. Olsen may be deemed to have sole power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,611,820
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% [7]
12	TYPE OF REPORTING PERSON IN

7 Based on 9,600,000 shares of Class A Common Stock outstanding as of October 27, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, plus the number of shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Reporting Person.

CUSIP #77664L207	Page 9 of 13

ITEM 1(A).	NAME OF ISSUER

Root, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 80 E. Rich Street, Suite 500

Columbus, Ohio 43215

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule is filed by Drive Capital Overdrive Fund I, L.P. (“DCOF I”), a Delaware limited partnership, Drive Capital Overdrive Fund I (TE), L.P. (“DCOF I TE”), a Delaware limited partnership, Drive Capital Overdrive Ignition Fund I, L.P. (“DCOIF I”), a Delaware limited partnership, Drive Capital Overdrive Fund I (GP), LLC (“DCOF I GP”), a Delaware limited liability company, Drive Capital, LLC (“DC”), an Ohio limited liability company, DC I Investment LLC (“DC I Investment”), a Delaware limited liability company, and Chris Olsen (“Olsen”), an individual. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

629 N. High Street, 6th Floor

Columbus, Ohio 43215

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Class A Common Stock

ITEM 2(D)	CUSIP NUMBER 77664L207

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP #77664L207	Page 10 of 13

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of December 31, 2023:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of DCOF I, DCOF I TE and DCOIF I and the limited liability company agreements of DCOF I GP and DC I Investment, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP #77664L207	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

DRIVE CAPITAL OVERDRIVE FUND I, L.P.

By:	DRIVE CAPITAL OVERDRIVE FUND I (GP), LLC
Its:	General Partner

By:	/s/ Chris Olsen
Name:	Chris Olsen
Title:	Managing Member

DRIVE CAPITAL OVERDRIVE FUND I (TE), L.P.

By:	DRIVE CAPITAL OVERDRIVE FUND I (GP), LLC
Its:	General Partner

By:	/s/ Chris Olsen
Name:	Chris Olsen
Title:	Managing Member

DRIVE CAPITAL OVERDRIVE IGNITION FUND I, L.P.

By:	DRIVE CAPITAL OVERDRIVE FUND I (GP), LLC
Its:	General Partner

By:	/s/ Chris Olsen
Name:	Chris Olsen
Title:	Managing Member

DRIVE CAPITAL OVERDRIVE FUND I (GP), LLC

By:	/s/ Chris Olsen
Name:	Chris Olsen
Title:	Managing Member

DRIVE CAPITAL, LLC

By:	/s/ Chris Olsen
Name:	Chris Olsen
Title:	Manager

DC I INVESTMENT, LLC

By:	/s/ Chris Olsen
Name:	Chris Olsen
Title:	Managing Director

CHRIS OLSEN

By:	/s/ Chris Olsen
Name:	Chris Olsen

CUSIP #77664L207	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP #77664L207	Page 13 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of the Issuer shall be filed on behalf of each of the undersigned. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.